[RIVERNORTH CAPITAL MANAGEMENT LETTERHEAD]

July 10, 2012

Mr. Dominic Minore

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

Re: Response to Staff Comments on RiverNorth Funds (“Registrant”) Post-Effective Amendment No. 12 (333-136185; 811-21934)

Included below is a summary of the comments you provided to Marc Collins via telephone on Tuesday June 19, 2012 related to Post-Effective Amendment No. 12 filed by the Registrant on April 25, 2012 to establish the RiverNorth/Manning & Napier Equity Income Fund (the “Fund”). Each comment is followed by Registrant’s response. It is anticipated that the Registrant will file a post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933 to incorporate your comments, revise certain biographical information regarding the Fund’s officers and provide previously omitted exhibits in the Part C.

PROSPECTUS

Comment 1 – In the Summary Section, in the Fee Table, you requested that the Registrant indicate in a footnote that the “Other Expenses” line item is estimated for the Fund’s first fiscal year. You also requested that the Registrant verify that the expense limitation agreement described in footnote 2 will cover at least one year and that a copy of the expense limitation agreement will be filed with the Fund’s 485(b) filing.

Response 1 – The prospectus has been revised to update the fee table and indicate that the “Other Expenses” are estimated for the Fund’s first fiscal year. In addition, the Registrant hereby verifies that the expense limitation agreement, a copy of which will be filed with the Registrant’s filing pursuant to Rule 485(b), will cover at least one year.

Comment 2 – In the Principal Investment Strategies section, as a general comment you suggested if the Fund allocates more than 25% of its assets in a particular foreign country or geographic region, the Registrant include, or undertake to in the future provide a specific risk disclosure related to that country or geographic region.

Response 2 – At present the adviser does not intend to allocate more that 25% of its assets in any one foreign country or geographic region. If in the future the adviser or sub-adviser does focus its investments in such a manner, the Registrant will undertake to amend its prospectus to describe the revised strategy and the risks associated with that specific region or country.

Comment 3 – In the Principal Investment Strategies section, in the second paragraph and under the sub-heading “Tactical Closed-End Fund Equity Strategy” generally, in describing the closed-end funds, you requested that the Registrant more specifically identify the types of closed-end funds in which the Fund

Mr. Dominic Minore

will invest. For instance, if the Fund will invest in business development companies, non-registered funds or non-exchange listed closed-end funds, you requested that the Registrant include that information in the strategy disclosures and disclose any appurtenant risks in the risk section of the prospectus.

Response 3 – Because the Registrant will from time to time invest in business development companies, additional disclosure has been added to the strategy section describing these investments and additional disclosure has been added to the risk section describing the risks associated with these types of closed-end funds. The adviser does not intend to invest to a significant degree in non-exchange traded closed-end funds.

Comment 4 – With regard to the phrase “Equity Income” in the Fund’s name, you requested the Registrant describe in detail how the adviser or sub-adviser will determine if the underlying securities qualify as income-producing equity securities. In addition, you requested the Registrant verify that in the case of open-end and closed-end investment companies, the adviser will look through the fund structure and determine if the underlying fund’s holdings qualify as income-producing equity securities.

Response 4 – After discussions with the adviser, it was determined to change the name of the Fund to the RiverNorth/Manning & Napier Dividend Income Fund. In order to comply with Rule 35d-1 of the 1940 Act, the Fund will invest at least 80% of its assets in dividend paying securities which will include individual equity securities and shares of investment companies (including closed-end funds) that pay dividends.

Comment 5 – In the Principal Investment Strategy section, at the end of the second paragraph of that section, the disclosure states that the sub-adviser will reconstitute its portfolio on at least an annual basis. You requested that the Registrant define “reconstitution”, explain why once annually is the appropriate time period to reconstitute the portfolio and include in the risk disclosure section any risks associated with the buy and hold strategy, rather than an actively managed strategy.

Response 5 – Reconstitution refers to the reallocation of the Fund’s assets among the newly selected securities meeting the sub-adviser’s investment criteria. It is at the time of reconstitution that the sub-adviser will typically sell holdings no longer meeting its’ investment criteria and buy newly selected securities that meet the sub-adviser’s investment criteria. While monitored on an ongoing basis, the Fund’s portfolio is reconstituted annually to eliminate the purchase or sale of securities based on anything other than the strict selection criteria established by the sub-adviser. Additional disclosure has been added to the Investment Style Risk section regarding the sub-adviser’s long term buy and hold strategy.

Comment 6 – In the Principal Investment Strategy section, under the sub-heading “Tactical Closed-End Fund Equity Strategy,” you inquired why the strategy title mentions only closed-end funds when the strategy disclosure indicates that the adviser can allocate the Fund’s assets to both open-end funds and exchange-traded funds (ETFs).

Response 6 – The primary focus will be on the tactical trading of closed-end funds. However, when closed-end fund opportunities are limited or when, in the opinion of the adviser, the closed-end fund market offers limited exposure to certain industries or sectors of the economy, the adviser may opt to

Mr. Dominic Minore

make tactical investments in the open-end or ETF markets. Disclosure has been added to indicate that the primary focus will be on closed-end funds, however.

Comment 7 – In the Principal Investment Strategy section, under the sub-heading “Tactical Closed-End Fund Equity Strategy,” if the Fund’s investments will include non-exchange traded funds or closed-end hedge funds, you requested that the Registrant describe the strategy for using those investments and include specific disclosure in the risk section regarding limited liquidity and any other relevant risks.

Response 7 – No change has been made in response to this comment because the adviser does not anticipate investing in non-exchange traded funds or closed-end hedge funds.

Comment 8 – In the Principal Investment Strategy section, under the sub-heading “Tactical Closed-End Fund Equity Strategy,” regarding the Fund’s exchange traded fund strategy, you inquired whether the Fund will invest only in index-based ETFs for will also invest in actively managed and/or leveraged ETFs. If it is the case that the Fund will invest in actively managed and leveraged ETFs, you requested that Registrant describe the differences and also address the associated risks in the risk disclosure section.

Response 8 – Because the Fund will invest in actively managed ETFs and ETFs utilizing leverage, disclosure regarding the use of these securities has been added to the strategy and risk sections of the prospectus.

Comment 9 – In the Principal Investment Strategy section, under the sub-heading “Tactical Closed-End Fund Equity Strategy,” reference was made in the fourth paragraph to investment in debt securities. If the Fund will invest in high-yield or defaulted debt securities, you requested the Registrant provide additional disclosure in the strategy and risk sections regarding these securities.

Response 9 – The Fund will not invest in high-yield or defaulted debt securities; therefore no change has been made to the referenced section.

Comment 10 – In the Principal Investment Strategy section, under the sub-heading “Tactical Closed-End Fund Equity Strategy,” in the last paragraph of that section, you requested that the Registrant revise the paragraph to describe the total return swap arrangement in plain English. In addition, you requested that the disclosure specifically address the risks and benefits the Fund derives from the use of the total return swap and/or if use of the total return swap inhibits in any way the strategy or objectives of the Fund. You further requested the Registrant address any issues related to Investment Company Act Release No. 10666 related to the segregation of assets and why segregation is not necessary in the case of the total return swap. You further requested that the Registrant consider the issues presented by the Securities and Exchange Commission in its letter dated July 30, 2010 to the Investment Company Institute regarding the use of derivatives and address any matters covered by the letter in the Registrant’s response letter.

Response 10 – In response to your comments regarding total return swaps, the Registrant has revised the section in question to read as follows:

“The Fund may enter into total return swaps. Total return swaps are agreements that provide the Fund with a return based on the performance of an underlying asset, in exchange for fee payments to a counterparty based on a specific rate of return. The difference in the value of

Mr. Dominic Minore

these income streams is recorded daily by the Fund, and is settled in cash at the end of each month or when the amount owed to either party reaches some specific amount. The fee paid by the Fund will typically be determined by multiplying the face value of the swap agreement by an agreed upon interest rate. In addition, if the underlying asset declines in value over the term of the swap, the Fund would also be required to pay the dollar value of that decline to the counterparty. Total return swaps could result in losses if the underlying asset does not perform as anticipated by the adviser. The Fund may use its own net asset value as the underlying asset in a total return swap. This strategy serves to reduce “cash drag” (the impact of uninvested cash on the Fund’s overall return) by replacing it with the total return of the Fund’s own investment holdings. The Fund records fluctuations in the value of open swap contracts on a daily basis as unrealized gains or losses. While it is possible to lose money investing in total return swaps, the adviser has determined that the use a total return swap, over time, will benefit the Fund and its shareholders by providing market exposure to the cash positions held by the Fund.”

With regard to the comment regarding segregation requirements, because the total return swap does not involve the possibility of leverage, no senior security is created. The notional amount of the total return swap is limited to the Fund’s uninvested cash. The cash is held at the Fund’s custodian and, because the value of the swap is calculated on a daily basis, there is no opportunity to leverage the Fund’s cash. Settlement of the swap agreement occurs when the liability of either party reaches $250,000 or at the end of each month. Accordingly, the Registrant is of the opinion that no senior security is created and therefore no segregation is required. Registrant also asserts that the issues addressed in the Securities and Exchange Commission’s letter to the Investment Company Institute on July 30, 2010 have been addressed in the revised disclosures.

Comment 11 – In the Principal Risks section, in the first paragraph, you requested the first sentence be deleted.

Response 11 – The requested change has been made.

Comment 12 – In the Principal Risks section, under the heading “Borrowing Risk,” you requested that the Registrant reconcile the disclosure made here with the disclosure in the Statement of Additional Information under Non-Fundamental Investment Restriction number 2.

Response 12 – Because borrowings will be limited, and then only used to pay redemptions, the borrowing risk disclosure has been deleted from the prospectus. The disclosure has been moved to the SAI and other SAI disclosures have been revised to be consistent with Non-Fundamental Investment Restriction 2.

Comment 13 – In the Principal Risks section, you requested that the Registrant consider adding a risk disclosure related to the possible change in tax laws regarding the treatment of dividends.

Response 13 – The requested risk disclosure regarding possible changes in the tax code have been added to the Principal Risk section of the prospectus.

Mr. Dominic Minore

Comment 14 – In the Principal Risk Section, under the heading “Fixed Income Risk,” you requested that the Registrant include more information related to high-yield risk, credit risk and default risk similar to the disclosure made in the prospectus pursuant to Item 9 of Form N-1A.

Response 14 – The requested changes have been made.

Comment 15 – In the Principal Risks section, under the heading “Swap Risk,” you requested that the Registrant limit disclosure in this item to the risks of total return swaps if, in fact, that is the only type of swap agreements in which the Fund will engage. If the Fund will invest in other types of swap agreements, you requested the Registrant include the phrase “without limitation” in the first sentence of the paragraph.

Response 15 – The disclosure has been revised to include only information related to total return swaps.

Comment 16 – In the Portfolio Management section, under the heading “Portfolio Managers,” you requested that the Registrant confirm that all of the individuals listed exercise day-to-day management over the Fund’s portfolio.

Response 16 – The Registrant has confirmed that all of the named individuals do have input regarding the selection of holdings in the Fund’s portfolio and exercise day-to-day discretion over the portfolio, limited however, by the fact that in the portion of the portfolio managed by the sub-adviser, securities are selected annually and monitored by each of the named individuals during the holding period. In addition all of the individuals identified as portfolio managers of the sub-adviser are similarly described in the sub-adviser proprietary mutual fund utilizing the same strategy as the Fund.

Comment 17 – In the Buying and Selling Fund Shares section, in the last paragraph, you requested the registrant parenthetically include the word “sell” after the word “redeem”.

Response 17 – The requested change has been made.

Comment 18 – In the Tax Information section, you requested that since the Fund is a new fund, the Registrant state that the Fund intends to make distributions that are taxable instead of referring to distributions that are taxable.

Response 18 – The requested change has been made.

Comment 19 – In the section entitled Additional Information About the Fund’s Principal Strategies and Related Risks, you requested that changes requested in the Summary Section of the prospectus also be reflected in this section.

Response 19 – All changes to the Summary Section of the prospectus have also been made to the corresponding sections of the statutory prospectus.

Comment 20 – In the section entitled Additional Information About the Fund’s Principal Strategies and Related Risks, under the heading The Fund’s Principal Strategies, in the second paragraph, at the end of the first sentence, reference is made to investments that make periodic distributions of income and

Mr. Dominic Minore

capital gains. You requested the Registrant include disclosure indicating that there is no assurance that the underlying investments will make the anticipated distributions.

Response 20 – The requested change has been made.

Comment 21 – In the section entitled Other Information About the Fund, you requested the Registrant delete the word “material” near the end of the first sentence.

Response 21 – The requested change has been made.

Comment 22 – In the section entitled How to Buy Shares, under the sub-heading “Other Purchase Information,” in the second paragraph there is a reference to placing orders through intermediaries. You requested the Registrant provide additional information on how potential shareholders would be made aware if their intermediary has an agreement with the Fund, and what the impact is on shareholders that place trades through intermediaries that do not have such agreements.

Response 22 – The Registrant has included additional disclosure indicating that shareholders or potential shareholders should inquire whether or not their intermediaries have the described arrangement with the Funds. Disclosure was also added to explain if orders are placed through an intermediary that does not have an arrangement with the Fund, the purchase will be deemed effective and priced when received by the Fund, not the intermediary.

STATEMENT OF ADDITIONAL INFORMATION

Comment 23 – In the section entitled Additional Information About the Fund’s Investments, under the heading entitled “Investment Strategies and Risks,” and under the sub-heading “Swaps,” consistent with the comment related to the prospectus, you requested that the Registrant either confirm the disclosures should be limited to total return swaps or adequately address the Commission’s issues regarding the use of swaps and other derivatives.

Response 23 – The disclosure has been revised to focus on total return swaps.

Comment 24 – In the section entitled Investment Restrictions, under Fundamental Investment Limitation 2 related to Senior Securities, there is a reference to activities which are consistent or permitted by the 1940 Act or the rules promulgated thereunder. You requested that the Registrant, in lieu or referencing the 1940 Act and the rules thereunder, provide specific details of those activities which are permitted.

Response 24 – The following disclosure has been added to the Statement of Additional Information regarding senior securities:

“Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities (“Permitted Senior Securities”), such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligations. The 1940 Act presently allows a fund to borrow from any bank (including pledging,

Mr. Dominic Minore

mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets).”

Comment 25 – In the section entitled Investment Restrictions, under Fundamental Investment Limitation 6 related to Loans, you requested the Registrant provide additional disclosure regarding the lending of securities.

Response 25 – After discussion with the adviser, it was determined that the Fund will not engage in securities lending; therefore, no change has been made in response to this comment.

Comment 26 – In the section entitled Investment Restrictions, under Fundamental Investment Limitation 8 related to Diversification, you requested the Registrant include disclosure stating that for purposes of testing diversification, the Registrant will look-through any investment in affiliated investment companies to determine if the Fund is diversified.

Response 26 – Although investment in affiliated mutual funds will occur rarely, if at all, additional disclosure has been included as requested.

OTHER REVISIONS

In addition to the revisions made in response to your comments, we have also made the following revisions:

1. Some of the officers of the Registrant have changed since the initial filing. Accordingly, the table of officers and trustees in the Statement of Additional Information has been updated.

2. The Registrant’s Board of Trustees approved the use of the new “safe harbor” privacy notice which has been incorporated into the Prospectus.

3. The Registrant will include additional exhibits which were either not in final form or not yet approved by the Registrant’s Board of Trustees at the time of the initial filing.

4. The Registrant has identified a limited number of non-material typographical and contextual errors which have been corrected.

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Dominic Minore

Should you have any questions regarding the proposed edits or responses to your comments, please feel free to contact me at 312.445.2251.

Regards,

/s/ Marc Collins

Marc Collins
General Counsel, RiverNorth Capital Management, LLC
Chief Compliance Officer, RiverNorth Funds